7777 Glades Road Suite 300 Boca Raton, Florida 33434 Telephone: 561.483.7000 Facsimile: 561.483.7321 www.broadandcassel.com
June 2, 2009
VIA MODEM AND FEDEX
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Julie F. Bell, Attorney-Adviser

Re:	FreeSeas Inc. Form 20-F for the fiscal year ended December 31, 2008 Filed April 15, 2009 File No. 000-51672
Ladies and Gentlemen:
     On behalf of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), we are submitting this letter in response to the comment letter dated May 29, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”). This letter sets forth the responses to each of the Staff’s comments in the Comment Letter.
     The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.
Cover Page
1.	Please disclose the name of each exchange on which securities registered pursuant to Section 12(b) of the Act are registered. Refer to Form 20-F.
•	The Company’s future filings will be corrected to reflect the name of the exchange on which the Company’s securities are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.
H. Documents on Display, page 74
2.	Please note that our address is 100 F Street N.E.
•	The Company’s future filings will be corrected in this section to reflect the Securities and Exchange Commission’s address as 100 F Street N.E.
BOCA RATON • DESTIN  • FT. LAUDERDALE •  MIAMI •  ORLANDO •  TALLAHASSEE •  TAMPA •  WEST PALM BEACH

U.S. Securities and Exchange Commission
June 2, 2009

Item 19. Exhibits, page 78
3.	The credit agreements listed as Exhibits 4.4, 4.16, 4.17 and 4.55 each refer to an appendix that does not appear to have been filed with the agreement. All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile each of these credit agreements to include all attachments, schedules and exhibits with your next Exchange Act filing.
•	The Company anticipates filing no later than Friday, June 5, 2009 a Form 6-K that will include as exhibits the referenced credit agreements in their entirety, including all attachments, schedules and exhibits. As discussed by telephone today with the Staff, the Company anticipates filing separately today a Form 6-K that will include the Company’s first quarter 2009 financial statements and management’s discussion and analysis, but that will not include the foregoing exhibits due to the time necessary to convert the attachments, schedules and exhibits into electronic form for filing.
4.	We were unable to locate the credit agreement listed as Exhibit 4.30. Please advise. Additionally, to the extent the credit agreement has not been filed with all attachments, schedules and exhibits included, please refile this credit agreement in full with your next Exchange Act filing.
•	This exhibit was inadvertently cross-referenced to the incorrect registration statement on Form F-1. The Company’s future filings will be revised to correct the cross-reference for that exhibit, which had been filed as Exhibit 4.30 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007. The credit agreement as filed includes all appendices, schedules and exhibits.
     We trust that this response letter satisfactorily responds to the Comment Letter. If the Staff does have any further questions, however, please call me at (561) 218-8856. We appreciate your assistance with this response.
Very truly yours,
BROAD AND CASSEL
/s/ Nina S. Gordon, P.A.
Nina S. Gordon, P.A.

cc:	Ion G. Varouxakis Chief Executive Officer, FreeSeas Inc.